SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________

Schedule TO-I/A
(Rule 14d-100)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

__________________

Engelhard Corporation
(Name of Subject Company (Issuer))

Engelhard Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $1.00 Per Share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kenneth W. Orce, Esq.	Richard D. Katcher, Esq.
W. Leslie Duffy, Esq.	Wachtell, Lipton, Rosen & Katz
Cahill Gordon & Reindel LLP	51 West 52nd Street
80 Pine Street	New York, New York 10019
New York, New York 10005	(212) 403-1000
(212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,170,000,000.00	$125,190.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 26,000,000 outstanding shares of common stock, par value $1.00 per share, are being purchased at the tender offer price of $45.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory
#5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $125,190.00	Filing Party: Engelhard Corporation
	Form or Registration No.: Schedule TO	Date Filed: May 5, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 5, 2006, as amended by Amendment No. 1 (as amended, the “Schedule TO”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”), relating to the offer by the Company to purchase up to 26,000,000 shares of its common stock, par value $1.00 per share (the “Shares”), including the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, at a price of $45.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”). The number of Shares to be purchased by Engelhard in the Offer includes Shares that may be tendered upon exercise of vested stock options (“Option Shares”) as described in Section 3 of the Offer to Purchase. As used in the Offer to Purchase, unless otherwise noted, the term “Shares” includes Option Shares. The Letter to Optionees and Notice of Instructions (Options) applicable to tenders of Option Shares described in Section 3 of the Offer to Purchase are also part of the terms of the Offer. This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e 4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal, Letter to Optionees and Notice of Instructions (Options), previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(F) and (a)(1)(G), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

          Item 4.           Terms of the Transaction

                         The Schedule TO is hereby amended and supplemented as follows:

                   (a)           The Offer to Purchase is amended by deleting the words “as promptly as practicable” when used in reference to the Company’s payment for Shares accepted in the Offer and in reference to the Company’s returning Shares that are not accepted in the Offer and replacing them with the word “promptly.”

                   (b)           The Offer to Purchase is amended by deleting the words “urge stockholders to” or “urge each stockholder to” when used in reference to the stockholders consulting their own tax advisors and replacing them with the words “recommend that stockholders” or “recommend that each stockholder,” respectively.

                   (c)           Section 3 of the Offer to Purchase is supplemented by inserting immediately following the twelfth paragraph of such section the following:

                                         “Procedures for Holders of Shares in Dividend Reinvestment Program

Holders of Shares in Engelhard’s Dividend Reinvestment Program may instruct the depositary to tender such Shares by completing the appropriate section of the Letter of Transmittal. If a shareholder tenders Shares held in the Dividend Reinvestment Plan, all such Shares credited to such shareholder’s account(s) (including any Shares purchased on or after March 31, 2006 and credited to such accounts(s)) will be tendered, unless the shareholder otherwise specifies in the Letter of Transmittal. If a shareholder does not complete the section of the Letter of Transmittal instructing the depositary to tender Shares held under the Dividend Reinvestment Program, no Shares held in that shareholder’s Dividend Reinvestment Plan account will be tendered.”

                   (d)           The first bullet point under the third paragraph of Section 9 of the Offer to Purchase is hereby amended and restated as follows:

  “Hybrid debt securities: $800 million of income capital obligation notes (“ICONs”). These ICONs are expected to have a 60 year maturity, to have call dates ranging from 5 to 30 years and to allow the Company to defer the payment of interest and/or principal on the ICONs in certain circumstances.”

                   (e)           The fourth paragraph of Section 11 of the Offer to Purchase is hereby amended by deleting the words “, to the best of Engelhard’s knowledge.”

          Item 6.           Purpose of the Transaction and Plans or Proposals

                   Item 6 of the Schedule TO is hereby amended and supplemented by adding the following additional paragraph:

                   “Except as disclosed in the Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in:

               • any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               • any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               • any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

               • any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

               • any other material change in the Company’s corporate structure or business;

               • any class of equity securities of the Company to be delisted from the NYSE;

               • any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the
                 Exchange Act;

               • the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

               • the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

               • any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.”

          Item 10.           Financial Statements

                   (a)           The pro forma condensed consolidated balance sheets in Section 10 of the Offer to Purchase are amended by adding an additional row immediately following the row entitled “Total liabilities and shareholders’ equity” under the respective columns indicated as follows:

	As Reported	Bridge	Pro forma	Long-term	Pro forma
	December 31,	Loan	After Bridge	Financing	After Long-term
	2005	Adjustments	Loan	Adjustments	Financing
Book value per
common
share	$12.35		$3.66		$3.66

(b) The pro forma condensed consolidated statement of earnings in Section 10 of the Offer to Purchase is amended by adding an additional row immediately following the row entitled “Average number of shares outstanding—diluted” under the respective columns and a corresponding footnote as follows:

	As Reported	Bridge	Pro forma	Long-term	Pro forma
	December 31,	Loan	After Bridge	Financing	After Long-term
	2005	Adjustments	Loan	Adjustments	Financing

Ratio of earnings
to fixed
charges (5)	7.00		2.92		2.43

(5) A 0.125% increase in interest rates would decrease the pro forma ratio of earnings to fixed charges from 2.43 to 2.40.

                   (c)           The pro forma condensed consolidated balance sheet and pro forma condensed consolidated statement of earnings in Section 10 of the Offer to Purchase are supplemented by adding the following after the Pro Forma Consolidated Statement of Earnings for the Year Ended December 31, 2005:

          The following tables shows (a) selected historical financial information as of and for the fiscal quarter ended March 31, 2006 and (b) selected pro forma financial information for the same periods, giving effect to the Offer to purchase 26,000,000 Shares at $45.00 per share. The pro forma information is based on our historical financial information for the quarter ended March 31, 2006 and gives effect to the Offer as if the Offer were completed on January 1, 2006 for income statement information and on March 31, 2006 for balance sheet information. The pro forma information assumes that Engelhard would have used borrowings under the Bridge Loan for which the Commitment Letter has been provided to finance the Offer and the related impact on interest income and interest expense. The pro forma information assumes the subsequent refinancing of the Bridge Loan with long-term debt. The impact on interest income and interest expense reflected in the pro forma financial information was based on the average interest rates currently available to Engelhard. The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Offer had been completed at the dates indicated or results that may be obtained in the future. Actual results may differ significantly from those shown in the pro forma information.

ENGELHARD CORPORATION
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2006

	As Reported	Bridge		Pro forma	Long-term		Pro forma
	March 31,	Financing		After Bridge	Financing		After Long-term
	2006	Adjustments (1)		Financing	Adjustments (2)		Financing

(Thousands) (Unaudited)
Cash	$64,573	$49,724	(A)	$114,297	$(23,500)	(E)	$90,797
Cash in trust	112,377			112,377			112,377
Receivables, net	631,791			631,791			631,791
Committed metal positions	1,004,646			1,004,646			1,004,646
Inventories	561,658			561,658			561,658
Other current assets	137,941			137,941			137,941

Total current assets	2,512,986	49,724		2,562,710	(23,500)		2,539,210
Investments	203,369			203,369			203,369
Property, plant and equipment, net	909,612			909,612			909,612
Goodwill	406,252			406,252			406,252
Other intangible and noncurrent assets	184,309			184,309	23,500	(F)	207,809

Total assets	$4,216,528	$49,724		$4,266,252	$-		$4,266,252

Short-term borrowings	$167,876	$1,200,000	(B)	$1,367,876	$(1,200,000)	(G)	$167,876
Current maturities of long-term debt	106,737			106,737			106,737
Accounts payable	799,773			799,773			799,773
Hedged metal obligations	533,477			533,477			533,477
Other current liabilities	246,928	(11,038)	(C)	235,890	-		235,890

Total current liabilities	1,854,791	1,188,962		3,043,753	(1,200,000)		1,843,753
Long-term debt	432,247			432,247	1,200,000	(H)	1,632,247
Other noncurrent liabilities	321,545			321,545			321,545
Shareholders' equity	1,607,945	(1,139,238)	(D)	468,707	-		468,707

Total liabilities and shareholders' equity	$4,216,528	$49,724		$4,266,252	$-		$4,266,252

Book value per common share	$12.97			$4.73			$4.73

(A)	Proceeds from Bridge Loan	$1,200,000
	Assumed proceeds from stock options (assuming
	1,084,000 Option Shares underlying options
	tendered into and purchased in the Offer at
	weighted average exercise price of $21.89)	23,724
	Purchase of 26 million shares	(1,170,000)
	Bridge financing and Offer transaction costs	(4,000)

		$49,724

(B)	Bridge financing	$1,200,000

(C)	Tax benefit from option exercises	(9,518)
	Tax benefit from transaction costs	(1,520)

		$(11,038)

(D)	Assumed proceeds from stock options (assuming
	1,084,000 Option Shares underlying options
	tendered into and purchased in the Offer at
	weighted average exercise price of $21.89)	$23,724
	Purchase of 26 million shares	(1,170,000)
	Tax benefit from exercises of options to
	tender underlying Option Shares	9,518
	Transaction expenses (net of tax)	(2,480)

		$(1,139,238)

(E)	Long-term financing transaction costs	$(23,500)

(F)	Long-term financing transaction costs	$23,500

(G)	Refinancing of Bridge Loan	$(1,200,000)

(H)	Long-term financing	$1,200,000

Notes:

(1)	Represents summary impact of Bridge Loan adjustments assuming the transactions occurred on March 31, 2006.

(2)	Represents incremental transaction costs of long-term financing in excess of Bridge Loan, and subsequent refinancing of Bridge Loan with long-term financing proceeds, assuming the transaction, occurred on March 31, 2006.

ENGELHARD CORPORATION
PROFORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31, 2006

	As Reported	Bridge		Proforma	Long-Term		Proforma
	March 31,	Financing		Post-Bridge	Financing		After Long-Term
	2006	Adjustments (1)		Financing	Adjustments (2)		Financing

(Thousands, except per-share data) (Unaudited)
Net sales	$1,455,327			$1,455,327			$1,455,327
Cost of sales	1,244,551			1,244,551			1,244,551

Gross profit	210,776	-		210,776	-		210,776
Selling, administrative and other expenses	117,159	4,000	(A)	121,159	1,077	(D)	122,236
Special charge	6,875			6,875			6,875

Operating earnings	86,742	(4,000)		82,742	(1,077)		81,665
Equity in earnings of affiliates	7,656			7,656			7,656
Loss on investments	(32)			(32)			(32)
Interest expense, net (3)	(6,415)	(16,275)	(B)	(22,690)	(5,204)	(E)	(27,894)

Earnings before income taxes	87,951	(20,275)		67,676	(6,281)		61,395
Income tax expense (benefit)	18,823	(7,705)	(C)	11,118	(2,387)	(F)	8,731

Income from continuing operations	69,128	(12,570)		56,558	(3,894)		52,664

Loss from discontinued operations, net of taxes	(135)			(135)			(135)

Net Income	$68,993	$(12,570)		$56,423	$ (3,894)		$52,529

Earnings per share from continuing operations:
Basic	$0.56			$0.58			$0.54
Diluted	$0.55			$0.56			$0.52

Earnings per share from discontinued operations:
Basic	$(0.00)			$(0.00)			$(0.00)
Diluted	$(0.00)			$(0.00)			$(0.00)

Earnings per share:
Basic	$0.56			$0.58			$0.54
Diluted	$0.55			$0.56			$0.52

Cash dividends paid per share	$0.48			$0.48			$0.48

Average number of shares outstanding - basic	122,582	(24,916)		97,666			97,666

Average number of shares outstanding - diluted	125,712	(25,167)	(G)	100,545			100,545

Ratio of earnings to fixed charges (5)	7.25			3.08			2.58

(A)	Bridge Loan and Offer transaction costs	$4,000
(B)	3 month interest expense on Bridge
	Loan	$(16,650)
	3 month interest income on
	excess cash from Bridge Loan	375

		$(16,275)

(C)	Taxes at an assumed statutory
	rate of 38%	$(7,705)
(D)	3 month amortization of debt issuance
	costs amortized over assumed callable periods
	of the debt, ranging from 3 - 10 years	$1,077
(E)	Interest expense on long-term debt in excess
	of interest expense on Bridge Loan	$(5,204)
(F)	Taxes at an assumed statutory
	rate of 38%	$(2,387)

(G)	Assumes 1,084,000 Options Shares tendered into and purchased in the Offer and underlying options with a weighted average exercise price of $21.89

Notes:

(1)	Represents three-month summary impact of bridge financing adjustments, assuming transactions occurred on January 1, 2006.
(2)	Represents three-month incremental summary impact of long-term financing in excess of bridge financing, and subsequent refinancing of Bridge Loan with Long-term proceeds assuming the transactions occurred on January 1, 2006.
(3)	Total interest expense on long-term financing is represented by the sum of the Bridge Loan interest expense of $16,650 (5.55% assumed interest rate) plus the interest expense on long-term debt in excess of the interest expense on the Bridge Loan of $5,204, for a total interest expense on long term debt of $21,854 (assuming weighted average interest rate of 7.28%). A 0.125% increase in interest rates would increase interest expense by $375,000.
(4)	Pro forma income statement presentation does not include the three-month portion of the expected $15 million of incremental cost savings in the Recapitalization Plan.
(5)	A 0.125% increase in interest rates would decrease the pro forma ratio of earnings to fixed charges from 2.58 to 2.56.

             The subsection titled “Incorporation by Reference” in Section 10 of the Offer to Purchase is amended and restated as follows:

          Incorporation by Reference. The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents, including the financial statements and the notes related thereto contained in such documents, contain important information about us.

SEC Filings (File No. 1-8141)	Period or Date Filed

Form 10-K	Year ended December 31, 2005, as amended
Current Reports on Form	January 1, 2006, January 23, 2006, January 24, 2006, February 2, 2006, February 3, 2006,
8-K	February 6, 2006, February 8, 2006, February 16, 2006, March 1, 2006, March 8, 2006, March 16, 2006
(2 Forms 8-K), March 21, 2006, March 23, 2006, March 28, 2006, April 10, 2006, April 12, 2006, April 17,
2006, April 20, 2006, April 26, 2006 (3 Forms 8-K) and May 2, 2006

Schedule 14D-9	January 23, 2006, as amended
Quarterly Report on
Form 10-Q	March 31, 2006

                            We incorporate by reference the documents listed. You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Engelhard Corporation, 101 Wood Avenue, Iselin, New Jersey 08830, (732) 205-5000, Attention: Investor Relations. Please be sure to include your complete name and address in the request.

Item 12.           Exhibits

                    Item 12 of the Schedule TO is hereby amended and restated as follows:

                            The Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Clients and the Letter to Optionees are hereby amended and supplemented as follows:

                            (a)           The Letter of Transmittal and the Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees are amended by deleting the words “as promptly as practicable” when used in reference to the Company’s payment for Shares accepted in the Offer and in reference to the Company’s returning Shares that are not accepted in the Offer and replacing them with the word “promptly.”

                            (b)           The Letter of Transmittal, the Notice of Guaranteed Delivery, Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees and the Letter to Optionees are amended by deleting the words “urge stockholders to” or “urge each stockholder to” when used in reference to the stockholders consulting their own tax advisors and replacing them with the words “recommend that stockholders” or “recommend that each stockholder,” respectively.

(a)(1)(A)	Offer to Purchase, dated May 5, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated
May 5, 2006.
(a)(1)(F)	Letter to Optionees, dated May 5, 2006.
(a)(1)(G)	Notice of Instructions (Options), dated May 5, 2006.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement, dated May 5, 2006.
(a)(5)(B)	Letter from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation, to
stockholders of Engelhard Corporation, dated May 5, 2006.
(a)(5)(C)	Press release, dated May 5, 2006.
(a)(5)(D)	Investor Presentation entitled “Recapitalization Plan” (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(5)(E)	Preliminary Proxy Statement, dated April 26, 2006 (incorporated by reference to Form 14A filed with the
SEC on April 26, 2006).

(a)(5)(F)	Press release, dated May 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 8,
2006).
(a)(5)(G)	Preliminary Proxy Statement, dated May 8, 2006 (incorporated by reference to Form 14A filed with the
SEC on May 8, 2006).
(a)(5)(H)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (incorporated by reference to Form
10-Q filed with the SEC on May 9, 2006).
(a)(5)(I)	Preliminary Proxy Statement, dated May 11, 2006 (incorporated by reference to Form 14A filed with the
SEC on May 11, 2006).
(a)(5)(J)	Proxy Statement, dated May 12, 2006 (incorporated by reference to Form 14A filed with the SEC on May
12, 2006).
(a)(5)(K)	Definitive additional soliciting material, dated May 12, 2006 (incorporated by reference to Form 14A filed with the SEC on May 12, 2006).
(a)(5)(L)	Press release, dated May 15, 2006 (incorporated by reference to Form 14A filed with the SEC on May 15,
2006).
(a)(5)(M)	Press release, dated May 17, 2006 (incorporated by reference to Form 14A filed with the SEC on May 17,
2006).
(a)(5)(N)	Shareholder Presentation entitled “Ensuring Fair Value For Engelhard’s Shareholders” (incorporated by reference to Form 14A filed with the SEC on May 17, 2006).
(a)(5)(O)	Press release, dated May 17, 2006 (incorporated by reference to Form 14A filed with the SEC on May 18, 2006).
(b)(1)	Commitment Letter, dated as of April 25, 2006, by and among Engelhard Corporation, JPMorgan Chase
Bank, N.A., Merrill Lynch Bank USA, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner &
Smith (incorporated by reference to Amendment No. 20 to Schedule 14D-9 filed with the SEC on
April 27, 2006).
(c)	Not applicable.
(d)(1)	Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October
29, 1998).
(d)(2)(A)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form
10-Q filed with the SEC on August 13, 2001).
(d)(2)(B)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).
(d)(2)(C)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).
(d)(3)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).
(d)(4)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).
(d)(5)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December
15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).
(d)(6)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).
(d)(7)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through
March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(8)	Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b)
Officers), effective February 1, 2001—conformed copy includes amendments through March 2001
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(9)	Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985—
conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(10)	Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987—
conformed copy includes amendments through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(11)(A)	Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(11)(B)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).
(d)(12)	Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986—
conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(13)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(14)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(15)	Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on
March 25, 2003).
(d)(16)(A)	Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective January
1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).
(d)(16)(B)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of October
2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).
(d)(17)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(18)	Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995—
conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(19)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(20)	Engelhard Corporation Deferred Stock Plan for Non-Employee Directors—conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(21)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999
for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on August 6,
2004).
(d)(22)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive
Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).
(d)(23)	Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long Term
Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and
Exchange Commission on August 6, 2004).
(d)(24)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(d)(25)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23,
2006).
(d)(26)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on
January 23, 2006).
(d)(27)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23,
2006).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENGELHARD CORPORATION

By:	/s/ Michael A. Sperduto

	Name:	Michael A. Sperduto
	Title:	Vice President and Chief Financial
Officer

Dated: May 19, 2006